SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 21, 2005

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Interim Report January – June 2005

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: July 21, 2005	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Interim Report

January – June 2005

- prepared in accordance with IFRS

•	Sales were 6,351 MSEK (6,377)

•	In local currencies, sales were up 1%

•	Operating income amounted to 1,166 MSEK (1,086 MSEK year ago excluding settlement income from UST of 1,521 MSEK)

•	Net profit for the period amounted to 738 MSEK (670 MSEK year ago excluding settlement income from UST of 881 MSEK)

•	EPS amounted to 2.28 SEK (1.95 SEK year ago excluding settlement income)

Sales for the first six months decreased to 6,351 MSEK (6,377), but increased in local currency terms by 1 percent.

For snuff, sales declined by 4 percent during the first six months, to 1,503 MSEK (1,565) and operating income declined by 1 percent to 711 MSEK (718). The decrease in sales and operating income is primarily due to lower average prices in the US following the repositioning of the Timberwolf snuff brand, as well as a larger share of US volumes for the value priced brand Longhorn. In total, US snuff volumes were in line with year ago level. Together, Sweden and Norway volumes grew by 1 percent, and the product mix improved as a result of volume growth for pouched snuff. For snuff, operating margin was 47.3 percent (45.9).

Sales of cigars increased by 3 percent, to 1,574 MSEK (1,533), while operating income declined by 13 percent, to 248 MSEK (285). Operating income includes expenses of 75 MSEK relating to the integration of the now fully owned subsidiary, General Cigar. In 2004 operating income was negatively affected by 11 MSEK relating to restructuring of the cigar operations in Europe. Operating margin amounted to 15.7 percent (18.6).

Group operating income for the first six months reached 1,166 MSEK (2,607). In addition to the integration costs for General Cigar, income was negatively affected by 31 MSEK from the closure of the match factory in Valencia, Spain. Last year’s first half Group operating income included a gain of 1,521 MSEK regarding the settlement with UST, as well as one time expenses of 160 MSEK. Group operating margin during the first six months was 18.4 percent. Excluding settlement income from UST the operating margin during last year’s first six months was 17.0 percent.

Sales for the second quarter amounted to 3,384 MSEK (3,376). Operating income including integration costs for the second quarter amounted to 637 MSEK, compared to 579 MSEK last year excluding settlement income of 104 MSEK.

EPS for the first six months was 2.28 SEK (4.63). Excluding the UST settlement income, earnings per share during last year’s first six months amounted to 1.95 SEK. During the second quarter EPS amounted to 1.25 SEK, compared to 1:01 SEK last year excluding settlement income from UST.

Summary of Consolidated Income Statement

	January – June		Full year 2004
MSEK	2005	2004
Sales	6,351	6,377	13,007
Operating income excl. major one time items	1,166	1,086	2,280
Operating income	1,166	2,607	3,561
Profit before tax	1,102	2,534	3,397
Net income incl. minority interest	738	1,551	2,061

Sales by product area

	April - June		January - June		Change %	12 months ended Jun 30, -05	Full year 2004	Change %
MSEK	2005	2004	2005	2004
Snuff	800	814	1,503	1,565	(4)	3,019	3,081	(2)
Chewing Tobacco	267	282	509	536	(5)	1,031	1,058	(3)
Cigars	841	846	1,574	1,533	3	3,213	3,171	1
Pipe Tobacco & Accessories	218	214	434	425	2	910	901	1
Matches	369	340	663	664	0	1,377	1,378	0
Lighters	155	146	298	293	2	587	582	1
Other operations	734	734	1,369	1,362	1	2,844	2,836	0

Total	3,384	3,376	6,351	6,377	0	12,981	13,007	0

In this interim report amounts are stated in Swedish crowns rounded to the nearest million. The figures in the report are based on data from the consolidation system which are in thousands of Swedish Crowns. By rounding the figures in the interim report, totals may not always equal the sum of the included rounded numbers.

Operating income by product area

	April - June		January - June		Change %	12 months ended Jun 30, -05	Full year 2004	Change %
MSEK	2005	2004	2005	2004
Snuff	388	365	711	718	(1)	1,369	1,376	(1)
Chewing Tobacco	83	82	152	155	(1)	302	304	(1)
Cigars	112	156	248	285	(13)	530	567	(7)
Pipe Tobacco & Accessories	56	53	115	112	3	257	254	1
Matches	30	(37)	14	(56)		57	(12)
Lighters	15	9	28	17	61	24	13	80
Other operations	(46)	(48)	(103)	(146)		(179)	(222)

Subtotal	637	579	1,166	1,086	7	2,359	2,280	3
Major one time items
Income from settlement with UST	—	104	—	1,521		—	1,521
Match impairment charges	—	—	—	—		(150)	(150)
Provision for acquisition of shares in Wimco Ltd.	—	—	—	—		(90)	(90)

Subtotal	—	104	—	1,521		(240)	1,281

Total	637	683	1,166	2,607	(55)	2,119	3,561	(40)

Operating margin by product area

	April - June		January - June		12 months ended Jun 30, -05	Full year 2004
Percent	2005	2004	2005	2004
Snuff	48.5	44.8	47.3	45.9	45.3	44.7
Chewing Tobacco	31.2	29.0	29.9	28.8	29.3	28.7
Cigars	13.3	18.5	15.7	18.6	16.5	17.9
Pipe Tobacco & Accessories	25.6	24.6	26.6	26.4	28.2	28.2
Matches	8.2	(11.0)	2.0	(8.4)	4.1	(0.9)
Lighters	9.8	5.9	9.2	5.8	4.0	2.2

Group*	18.8	17.1	18.4	17.0	18.2	17.5

*	Excluding major one time items

Smokeless Tobacco

Swedish Match has an international presence in smokeless tobacco, and sells products on most major smokeless markets. Swedish Match is a market leader in snuff in Sweden and Norway. On the largest snuff market in the world, the US, as well as in South Africa, Swedish Match has a significant position. In the US, Swedish Match is the largest manufacturer on the market for chewing tobacco. Smokeless tobacco products are increasingly recognized as having significantly lower health consequences than cigarettes. This knowledge, together with increased restrictions for cigarette smoking creates good conditions for organic growth, especially for snuff.

Snuff

Sweden is the world’s largest snuff market when it comes to consumption per capita. In Sweden, a substantially larger proportion of the male population uses snuff compared to cigarettes. The number of women using snuff is steadily increasing.

The Norwegian market, which is substantially smaller than the Swedish, is at present showing strong growth. The US is the world’s largest snuff market measured in number of cans and is approximately five times larger than the Swedish market. In Sweden and Norway, Swedish Match has the leading position. In the US, the Company is well positioned in the faster growing value price segment. Some of the best known brands include General, Ettan, and Grov in Sweden, Timberwolf in the US and Taxi in South Africa.

Sales for the first six months amounted to 1,503 MSEK (1,565), a decrease of 4 percent. In Sweden and Norway combined, sales volumes increased by 1 percent. In Sweden the decrease was 1 percent, while volumes in Norway as well as tax free sales increased. Loose snuff declined on the Swedish market, while sales of pouched snuff increased. The proportion of pouched snuff shipped during the period on the Swedish market amounted to 57 percent (55). Competition on the Swedish market has increased. Swedish Match’s market share amounted to 95 percent according to the latest Nielsen estimates.

In the US, sales volumes were in line with previous year measured in number of cans. Sales of Longhorn were considerably higher than the year before, while sales for Timberwolf were lower. In the end of 2004 the brand Timberwolf was repositioned with a lower price. Shipments of Timberwolf were substantially higher during the second quarter than in the first quarter. Swedish Match’s total market share in the US market amounted to 9.3 percent (8.9) for the June year-to-date period, according to Nielsen estimates.

Operating income amounted to 711 MSEK (718), down 1 percent. The decrease is mainly due to the US market where lower average prices resulted in lower sales and operating income despite lower marketing expenses. On the Nordic market operating income increased mainly due to higher volumes and lower costs as a result of the accomplished reorganization. Operating margin for snuff was 47.3 percent (45.9).

During the second quarter, sales declined by 2 percent versus the previous year, to 800 MSEK (814), and operating income grew by 6 percent, to 388 MSEK (365). Volumes increased in the US as well as in Sweden and Norway combined.

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market, with concentration in the southern US. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US, and the market share is 44 percent, according to Nielsen estimates. The chewing tobacco segment declines each year due to relatively few new consumers. Some consumers choose to use snuff instead.

Sales for the first six months declined by 5 percent to 509 MSEK (536), and operating income declined by 1 percent to 152 MSEK (155). The sales decrease is mainly attributable to a weaker average rate during the first six months for the US dollar. Higher average prices partially compensated for volume loss. Operating income increased in local currency terms. Operating margin amounted to 29.9 percent (28.8).

During the second quarter, sales declined by 5 percent, to 267 MSEK (282), and operating income grew by 2 percent, to 83 MSEK (82).

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest operators within cigars and pipe tobacco. Organic growth opportunities are mainly within cigars, while the consumption of pipe tobacco decreases.

Cigars

Swedish Match is the second largest producer of cigars and cigarillos in sales value. Swedish Match offers a full range of different cigars and brands. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Justus van Maurik, and Wings. The US is the largest cigar market in the world and Swedish Match has a leading position in the premium segment, and is well established in the segment for machine made cigars. After the US, the most important cigar markets are in Europe, where Swedish Match is well represented in most countries, with an especially good market position in The Netherlands and Scandinavia. In Europe, machine made cigars dominate.

Sales for the first six months amounted to 1,574 MSEK (1,533), an increase of 3 percent. In local currency terms, sales increased by 6 percent. Sales were at the same level as last year in Europe and for machine made cigars in the US, while sales increased somewhat for premium cigars in the US as a result of the transfer of the cigar operation from UST last year.

Operating income for the first six months declined by 13 percent to 248 MSEK (285). Operating income in local currency declined by 11 percent. Operating margin amounted to 15.7 percent (18.6). Excluding charges of 75 MSEK related to the integration of General Cigar in 2005, and 11 MSEK regarding restructuring programs in Europe in 2004, operating income grew by 9 percent. The increase in operating income is primarily due to improved average prices as well as lower costs as a result of previous restructuring measures.

During the second quarter, sales declined by 1 percent, to 841 MSEK (846), and operating income declined by 29 percent, to 112 MSEK (156). Operating income includes restructuring charges of 75 MSEK for the second quarter of 2005, and 11 MSEK of restructuring charges for the second quarter of 2004. Excluding these charges the operating income increased by 11 percent.

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and its products are marketed worldwide. The Borkum Riff brand is exported to over 60 countries. The Company has its most significant presence in South Africa, where local production takes place. Best Blend and Boxer are major brands in South Africa. Pipe tobacco consumption declines on most established markets, as the segment attracts relatively few new consumers. However, the demand is increasing in certain smaller export markets.

Sales for the first six months amounted to 434 MSEK (425). Improved price levels and a strong South African Rand compensated for lower volumes. Operating income was 115 MSEK (112). Operating margin amounted to 26.6 percent (26.4).

During the second quarter, sales grew by 2 percent, to 218 MSEK (214), and operating income grew by 6 percent, to 56 MSEK (53).

Lights

Swedish Match markets matches and lighters globally.

Matches

Swedish Match is a market leader in many markets for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Redheads.

Sales for the first six months amounted to 663 MSEK (664). In local currency terms sales declined by 2 percent.

Operating income was 14 MSEK (negative 56). These figures include costs of 31 MSEK for the closure of the Valencia, Spain factory during the first quarter 2005 and charges of 105 MSEK relating to the restructuring of match operations in Europe during the first half of 2004. Operating margin amounted to 2.0 percent (negative 8.4).

During the second quarter, sales grew by 8 percent, to 369 MSEK (340), and operating income was 30 MSEK (negative 37 MSEK, or 22 MSEK excluding restructuring costs during the second quarter 2004).

Lighters

Swedish Match produces and distributes disposable lighters and the main brand is Cricket. Swedish Match’s largest market is Russia. Several markets are faced with an intensely competitive situation from, among others, Chinese producers.

Sales for the first six months were 298 MSEK (293), an increase of 2 percent. Volumes increased but the average price for lighters decreased. Operating income increased to 28 MSEK (17). Operating margin improved to 9.2 percent (5.8).

During the second quarter, sales grew by 6 percent, to 155 (146) MSEK, and operating income grew by 76 percent, to 15 (9) MSEK.

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, an Irish distribution business, sales of advertising products, as well as corporate overheads. For the first six months, net expenses for other operations were 103 MSEK (expense: 146). Last year’s expense included charges of 44 MSEK related to both the closure of a distribution center in Sweden and severance payments and other expenses with regard to the former CEO.

During the second quarter, operating income amounted to a negative 46 MSEK (negative 48). Corporate overheads have increased due to work in fulfilling requirements under the Sarbanes Oxley Act.

Financing and net financial expense

At the close of the period the Group’s net debt amounted to 2,531 MSEK, as compared to 527 MSEK on December 31, 2004, an increase of 2,004 MSEK. The increase is primarily due to the acquisition of the minority shares in General Cigar for 1,099 MSEK, share repurchase of 895 MSEK and paid dividend of 612 MSEK. Cash flow from operations was 948 MSEK compared with 2,004 MSEK a year ago, which included the settlement with UST. During the period 10,367,514 shares were repurchased, amounting to 895 MSEK, and sales of treasury shares related to options programs amounted to 23 MSEK.

Liquid funds, including short term investments, amounted to 1,812 MSEK at the end of the period, compared with 3,002 MSEK at the beginning of the year.

Net interest expense for the period amounted to a negative 62 MSEK (expense: 81). Other financial items, net, amounted to an expense of 2 MSEK (8).

Taxes

Total tax for the first six months amounted to 364 MSEK (983), corresponding to an average tax rate of 33 percent.

Earnings per share

Earnings per share for the first six months amounted to 2.28 SEK (4.63). Last year’s earnings per share included a gain of 2.68 SEK as a result of the UST settlement.

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 203 MSEK (220). The investments include increased capacity for pouched snuff and rationalizations in the cigar operations. Total depreciation and amortization amounted to 229 MSEK (241), of which depreciation on tangible assets amounted to 170 MSEK (173) and amortization of intangible assets amounted to 59 MSEK (69).

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 9,709 MSEK (10,072).

Average number of Group employees

The average number of employees in the Group during the first six months was 15,426 compared with 15,039 for the full year 2004. The number of employees increased primarily as a result of the transfer of the cigar business from UST last year which includes manufacturing operations in Honduras.

Share structure

During the first half of 2005 10.4 million shares were repurchased at an average price of 86.36 SEK. As at June 30, 2005 Swedish Match holds 24.8 million shares in its treasury, corresponding to 7.4 percent of the total amount of shares. Total shares bought back by Swedish Match since the buyback programs started have been repurchased at an average price of 53.29 SEK. The number of shares outstanding, net after repurchase and after the sale of treasury shares, as per June 30, 2005 amounts to 311.8 million. In addition, the Company has call options issued and outstanding on its treasury shares corresponding to 4.9 million shares exercisable in gradual stages from 2005-2010.

The Annual General Meeting on April 27, 2005 renewed the mandate to repurchase shares up to 10 percent of the shares of the Company. In addition, a decision was made to cancel 12.0 million shares held in treasury. Furthermore, the Annual General Meeting decided to reduce the share capital by reducing the shares’ nominal value from 2.40 SEK to 1.20 SEK and reduce the statutory reserve of the parent company by 114 MSEK. Along with these reductions, 532 MSEK will be transferred from restricted equity to unrestricted equity. An application to execute these reductions has been made. The released funds are to be used for share repurchases.

Other events and events after the period

During the second quarter, Swedish Match has acquired all outstanding shares of General Cigar and now owns 100 percent of the company. The second quarter was impacted by integration costs of 75 MSEK. In connection with the integration General Cigar’s real estate in New York will be sold. Cost saving effects due to the integration is expected to impact results from the beginning of 2006.

In February 2005, The Second Circuit Court of Appeals in New York ruled in favour of General Cigar in a lawsuit filed by Cubatabaco in 1997 over trademark ownership of the Cohiba brand in the US.

As previously announced the Company, on July 1, sold its 74 percent holding of the Indian match company, Wimco to Indian Tobacco Company (ITC). Swedish Match will make an open offer to acquire a minimum of 20 percent of the publicly held shares of Wimco, as per an earlier ruling from the Securities and Exchange Board of India (SEBI). It is the intention of Swedish Match to sell these shares after the acquisition. These transactions are expected to be closed no later than during the fourth quarter 2005. The company will be deconsolidated from July 1.

Accounting principles

This interim report is prepared in accordance with the recommendation IAS 34 Interim Financial Reporting from the International Accounting Standards Board.

New accounting principles 2005

As of January 1, 2005 Swedish Match changed its accounting principles for the preparation of financial statements to comply with International Financial Reporting Standards (IFRS). Previously the financial statements were prepared in accordance with Swedish Generally Accepted Accounting Principles (“Swedish GAAP”).

The financial statements for periods beginning on or after January 1, 2005 are therefore prepared in accordance with IFRS. IFRS has also been retrospectively applied to year 2004 comparable data but with the exception of the reporting of financial instruments (IAS 32 and IAS 39) and share-based payments (IFRS 2). The financial instruments and share-based payments have not been restated as Swedish Match does not fall under the retrospective reporting requirements for these standards.

The financial statements are from January 1, 2005, set up as specified in IAS 1. The main implication of applying IAS 1, is that net income, on the face of the income statement, and equity, on the face of balance sheet, are presented including the minority’s interest.

For Swedish Match, the transition to IFRS has changed the reporting of biological assets (IAS 41), goodwill (IFRS 3 and IAS 38), financial instruments (IAS 32 and IAS 39) and share-based payments (IFRS 2). The accounting principles for employee benefits (IAS 19) were already adopted on January 1, 2004 under Swedish GAAP whereas Swedish Match’s financial statements already complied with IAS 19 in 2004.

Goodwill and biological assets

Information on changes in accounting principles for biological assets (IAS 41) and goodwill (IFRS 3 and IAS 38), due to the transition to IFRS, is included in the report of operations for 2004 and the annual report for 2004.

Financial instruments

The rules for reporting of financial instruments, IAS 39, imply that financial assets and liabilities, including all derivatives, shall be measured at fair value or amortized cost depending on classification of the asset and liability. The gain or loss from a change in the value of a financial asset or liability shall be recognized, depending on classification, in profit or loss or directly in equity until realized.

According to IAS 39, companies can apply hedge accounting. Under hedge accounting, a company shall link a balance sheet item to a designated hedging instrument. To qualify for hedge accounting under IAS 39, the hedging relationship has to satisfy strict requirements.

The major portion of the Group’s borrowing was originally assumed at a fixed interest rate but subsequently converted to a floating rate by means of interest rate swaps. Swedish Match has decided to apply hedge accounting on interest rate swaps that can be linked to the original borrowing.

All other financial instruments within Swedish Match will be subject to fair value accounting and the gain or loss from change in value will be recognized in the profit and loss.

At transition to IFRS, the difference between the fair values or amortized costs of the financial assets and liabilities and the values reported according to Swedish GAAP was recognized directly in equity. Any initial recognition of derivatives not previously recognized was also reported directly in equity. At January 1, 2005, an increase in equity of 31 MSEK was thereby reported. The reporting in accordance with IAS 39 has resulted in a negative effect in net income by 6 MSEK during the first six months of 2005.

Share-based payments

The rules for reporting of share-based payments (such as Swedish Match’s option program), IFRS2, imply that an assessed fair value of the options shall be expensed during a vesting period or at a vesting date. During the first six months 2005, net income has been negatively affected by 2 MSEK due to reporting in accordance with IFRS 2.

Additional information

This report has not been reviewed by the Company’s auditors. The interim report for the first nine months 2005 will be released October 25.

Stockholm, July 21, 2005

Sven Hindrikes

President and Chief Executive Officer

Key data

	January - June		12 months ended June 30, 2005	Full year 2004
	2005	2004
Operating margin, %1)	18.4	17.0	18.2	17.5
Operating capital, MSEK	8,678	8,273	8,678	7,243
Return on operating capital, %1)			27.8	29.1
Return on shareholders’ equity, %			26.3	48.1

Net debt, MSEK2)	2,531	1,489	2,531	527
Net debt/equity ratio, %	58.3	27.5	58.3	10.5
Equity/assets ratio, %	27.9	33.5	27.9	33.7
Investments in tangible assets, MSEK	203	220	470	486
EBITDA, MSEK3)	1,395	1,413	2,866	2,884

Share data4)
Earnings per share, SEK
Basic	2.28	4.63	3.73	6.10
Diluted	2.28	4.61	3.71	6.08
Excluding major one time items, diluted	2.28	1.94	4.46	4.12
Excluding amortization and major one time items, diluted	2.42	2.11	4.82	4.50

Shareholders’ equity per share, SEK	13.90	14.57	13.90	14.05
Number of shares outstanding at end of period	311,763,281	327,469,129	311,763,281	321,516,893
Average number of shares outstanding	319,594,254	328,361,947	321,324,799	325,708,645
Average number of shares outstanding, diluted	320,566,384	329,865,181	322,378,385	327,013,542

1)	Excluding major one time items
2)	Pension liabilities are not included in net debt
3)	Operating income excluding major one time items adjusted for depreciation, amortization and writedowns
4)	Net income attributable to Swedish Match equity holders

Consolidated Income Statement in summary

MSEK

	April – June		January – June		Change %	12 months ended June 30, -05	Full year 2004	Change %
	2005	2004	2005	2004
Sales, including tobacco tax	5,604	5,628	10,490	10,601		21,594	21,705
Less tobacco tax	(2,220)	(2,252)	(4,139)	(4,224)		(8,613)	(8,698)

Sales	3,384	3,376	6,351	6,377	0	12,981	13,007	0
Cost of goods sold	(1,842)	(1,864)	(3,471)	(3,449)		(7,269)*	(7,246)*

Gross profit	1,542	1,512	2,880	2,929	(2)	5,712	5,761	(1)

Sales and administrative expenses	(911)	(933)	(1,722)	(1,842)		(3,603)**	(3,722)**
Shares in earnings of associated co.	6	0	8	(1)		10	1

	637	579	1,166	1,086	7	2,119	2,040	4
Settlement income	—	104	—	1,521		—	1,521

Operating income	637	683	1,166	2,607	(55)	2,119	3,561	(40)

Net interest expense	(42)	(39)	(62)	(81)		(143)	(163)
Other financial items, net	0	12	(2)	8		(11)	(2)

Net financial items	(42)	(27)	(64)	(73)		(155)	(164)

Profit before taxes	595	656	1,102	2,534	(57)	1,965	3,397	(42)
Taxes	(196)	(245)	(364)	(983)		(717)	(1,336)
Net income for the period	399	411	738	1,551	(52)	1,248	2,061	(39)

Attributable to:
Swedish Match equity holders	397	391	730	1,521		1,197	1,988
Minority interests	2	20	8	30		51	72
Net income for the period	399	411	738	1,551	(52)	1,248	2,061	(39)

Earnings per share, basic, SEK	1.25	1.19	2.28	4.63		3.73	6.10
Earnings per share, diluted, SEK	1.25	1.18	2.28	4.61		3.71	6.08

*	Including impairment charge in match operations of 150 MSEK
**	Including provisions for acquisition of shares in Wimco Ltd. of 90 MSEK

Consolidated Balance Sheet in summary

MSEK

	Jun 30, 2005		Dec 31, 2004
Intangible fixed assets	4,280		3,452
Tangible fixed assets	2,663		2,712
Financial fixed assets	926		760
Current operating assets	5,874	*	4,884
Short-term investments	748		1,815
Cash and bank	1,064		1,187

Total assets	15,554		14,809

Swedish Match equity holders	4,333		4,516
Minority interests	9		481

Total equity	4,342		4,997

Long-term provisions	2,795		2,487
Long-term loans	3,539		2,559
Other long-term liabilities	43		21
Short-term provisions	822		647
Short-term loans	804		970
Other current liabilities	3,208		3,129

Total shareholders’ equity, provisions and liabilities	15,554		14,809

*	The amount includes real estate in New York, USA and Valencia, Spain of 293 MSEK which are available for sale

Consolidated Cash Flow Statement in summary

MSEK

	Jan - Jun 2005	Jan - Jun 2004
Income after financial items	1,102	2,436
Non-cash items and taxes paid	(96)	(314)
Cash flow from operations before changes in Working Capital	1,006	2,122
Cash flow from changes of Working Capital	(57)	(118)

Cash flow from operations	948	2,004

Investments
Investments in property, plant and equipment	(203)	(220)
Sales of property, plant and equipment	45	29
Investments in intangibles	—	(14)
Investments in consolidated companies	—	(53)
Payment of minority shares in General Cigar	(1,099)	—
Investments in other companies	—	(4)
Divestment of business operations	—	117
Changes in financial receivables etc.	(19)	14
Changes in short-term investments1)	1,067	(654)

Cash flow from investments	(208)	(785)

Financing
Changes in loans	728	(673)
Dividends	(612)	(558)
Repurchase of own shares	(895)	(184)
Sale of treasury shares	23	63
Other	(166)	31

Cash flow from financing	(923)	(1,321)

Cash flow for the period	(183)	(102)
Cash and bank at the beginning of the period	1,187	1,497
Translation difference attributable to cash and bank	60	16

Cash and bank at the end of the period	1,064	1,411

1)	Refers to investments in short term securities as part of the cash management activities. The sum of cash and bank and short-term investments amounted to 1,812 MSEK at the end of the period compared to 3,002 MSEK at the end of 2004.

Change in Shareholders’ equity

	January – June 2005			January – June 2004
MSEK	Swedish Match equity holders	Minority interest	Total equity	Swedish Match equity holders	Minority interest	Total equity
Opening balance as per Dec 31	4,516	481	4,997	3,758	604	4,362
Repurchase of own shares	(895)		(895)	(184)		(184)
Sale of treasury shares	23		23	63		63
Dividend paid	(612)		(612)	(558)		(558)
Acquisition of minority shares in General Cigar		(532)	(532)			—
Fair value reserve IAS 39 etc.	24	17	41			—
Translation difference for the period, parent	547	35	582	172	8	180
Net income for the period	730	8	738	1,521	30	1,551

Closing balance at end of period	4,333	9	4,342	4,772	642	5,414

Quarterly data

MSEK

	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05
Sales, including tobacco tax	4,973	5,628	5,761	5,343	4,886	5,604
Less tobacco tax	(1,971)	(2,252)	(2,342)	(2,132)	(1,918)	(2,220)

Sales	3,002	3,376	3,419	3,211	2,967	3,384
Cost of goods sold	(1,585)	(1,864)	(1,804)	(1,843)	(1,629)	(1,842)

Gross profit	1,417	1,512	1,615	1,367	1,338	1,542

Sales and administrative expenses	(909)	(933)	(921)	(869)	(811)	(911)
Shares in earnings of associated co.	(1)	0	(1)	2	2	6

	507	579	694	500	528	637
Income from settlement with UST	1,417	104	—	—	—	—
Match impairment charges	—	—	(150)	—	—	—
Provision for acquisition of shares in Wimco Ltd	—	—	(90)	—	—	—

Operating income	1,924	683	454	500	528	637

Net interest expense	(42)	(39)	(32)	(50)	(20)	(42)
Other financial items, net	(4)	12	8	(17)	(2)	0

Net financial items	(47)	(27)	(24)	(67)	(21)	(42)

Profit before tax	1,878	656	430	433	507	595
Income taxes	(738)	(245)	(211)	(142)	(167)	(196)

Net income for the period	1,140	411	219	291	340	399

Attributable to:
Swedish Match equity holders	1,130	391	200	268	333	397
Minority interests	10	20	19	23	7	2

Net income for the period	1,140	411	219	291	340	399

Sales by product area

MSEK

	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05
Snuff	751	814	791	726	703	800
Chewing Tobacco	254	282	285	237	242	267
Cigars	687	846	848	790	734	841
Pipe Tobacco & Accessories	211	214	234	242	216	218
Matches	324	340	348	366	294	369
Lighters	146	146	147	142	143	155
Other operations	628	734	766	708	635	734

Total	3,002	3,376	3,419	3,211	2,967	3,384

Operating income by product area MSEK

	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05
Snuff	354	365	371	287	324	388
Chewing Tobacco	73	82	82	67	69	83
Cigars	129	156	174	108	136	112
Pipe Tobacco & Accessories	60	53	69	72	60	56
Matches	(19)	(37)	28	15	(17)	30
Lighters	8	9	6	(10)	12	15
Other operations	(98)	(48)	(38)	(38)	(56)	(46)

Subtotal	507	579	694	500	528	637
Major one time items
Income from settlement with UST	1,417	104	—	—	—	—
Match impairment charges	—	—	(150)	—	—	—
Provision for acquisition of shares in Wimco Ltd.	—	—	(90)	—	—	—

Subtotal	1,417	104	(240)

Total	1,924	683	454	500	528	637

Operating margin by product area PERCENT

	Q1/04	Q2/04	Q3/04	Q4/04	Q1/05	Q2/05
Snuff	47.1	44.8	46.9	39.5	46.0	48.5
Chewing Tobacco	28.7	29.0	28.8	28.4	28.6	31.2
Cigars	18.8	18.5	20.6	13.6	18.6	13.3
Pipe Tobacco & Accessories	28.4	24.6	29.7	29.8	27.6	25.6
Matches	(5.7)	(11.0)	8.1	4.2	(5.6)	8.2
Lighters	5.7	5.9	4.4	(7.3)	8.6	9.8

Group*	16.9	17.1	20.3	15.6	17.8	18.8

*	Excluding major one time items

Comparison of financial statements according to Swedish GAAP and IFRS

In the tables below, the financial statements for the first quarter 2004 according to Swedish GAAP is accompanied with the restated financial statements according to IFRS as well as the reconciliation between the two.

A reconciliation of the full year 2004 financial statements according to Swedish GAAP and IFRS are presented in the fourth quarter interim report and annual report for year 2004.

Consolidated adjusted closing balance per June 30, 2004 in summary

MSEK

	Reported Jun 30, 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Jun 31, 2004

Intangible fixed assets	3,682	90		3,771
Tangible fixed assets	2,884		16	2,900
Financial fixed assets	693			693
Current operating assets	5,565			5,565
Short-term investment	1,411			1,411
Cash and bank	1,823			1,823

Total assets	16,057	90	16	16,163

Swedish Match equity holders	4,685	76	11	4,772
Minority interests	637	4	1	642

Total equity	5,322	80	12	5,414

Provisions	2,708	9	5	2,722
Long-term loans	4,357			4,357
Other long-term liabilities	22			22
Short-term loans	366			366
Other current liabilities	3,282			3,282

Total shareholders’ equity, provisions and liabilities	16,057	90	16	16,163

Consolidated Income Statement January – June, 2004 in summary

MSEK

	Reported Apr-Jun 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Apr–Jun 2004	Reported Jan-Jun 2004	Goodwill IAS 38	Biological assets IAS 41	IFRS Jan–Jun 2004

Sales, including tobacco tax	5,628			5,628	10,601			10,601
Less tobacco tax	(2,252)			(2,252)	(4,224)			(4,224)

Sales	3,376			3,376	6,377			6,377
Cost of goods sold	(1,870)		6	(1,864)	(3,458)		9	(3,449)

Gross profit	1,505		6	1,512	2,919		9	2,928

Sales and administrative expenses	(894)			(894)	(1,773)			(1,773)
Amortization, intangible assets	(83)	44		(39)	(157)	88		(69)
Shares in earnings of associated companies	0			0	(1)			(1)

	528	44	6	579	988	88	9	1,086
Settlement income	104			104	1,521			1,521

Operating income	632	44	6	683	2,509	88	9	2,607

Net interest expense	(39)			(39)	(81)			(81)
Other financial items, net	12			12	8			8

Net financial items	(27)			(27)	(73)			(73)

Income before taxes and minority interests	605	44	6	656	2,436	88	9	2,534
Taxes	(239)	(5)	(2)	(245)	(971)	(9)	(3)	(983)
Minority interests	(18)	(2)	0	(20)	(26)	(4)	(1)	(30)

Net income for the period	349	38	4	391	1,440	75	6	1,521

Earnings per share, basic, SEK	1.06			1.19	4.38			4.63
Earnings per share, diluted, SEK	1.05			1.18	4.36			4.61

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Lars Dahlgren, Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations (IR)

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Richard Flaherty, Vice President, Business Control & CFO, IR (US)

Office +1 804 302 1774, Mobile +1 804 400 1774